Exhibit 5.1

600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com	Austin Beijing Dallas Houston London Los Angeles New York The Woodlands Washington, DC
April 21, 2008
National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, Texas 77036-6565
Ladies and Gentlemen:
     We have acted as counsel to National Oilwell Varco, Inc., a Delaware corporation (the “Company”), in connection with the preparation of the registration statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the registration by the Company under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale of up to 1,669,033 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share, for issuance under the Grant Prideco, Inc. 2000 Employee Stock Option and Restricted Stock Plan, the Grant Prideco, Inc. 2000 Non-Employee Director Stock Plan, the Grant Prideco, Inc. 2001 Stock Option and Restricted Stock Plan, the Grant Prideco, Inc. 2006 Long-Term Incentive Plan, the Distribution Agreement between Grant Prideco, Inc. and Weatherford International, Inc., dated March 22, 2000, and the Weatherford Employee Benefit Agreement among Weatherford International Ltd., Weatherford International, Inc., Grant Prideco, Inc. and National Oilwell Varco, Inc. (collectively, the “Plans”).
     As the basis for the opinion hereinafter expressed, we have examined: (i) originals, or copies certified or otherwise identified, of (a) the Plans; (b) the Certificate of Incorporation of the Company, as amended to date; (c) the Amended and Restated Bylaws of the Company; (d) certain resolutions of the Board of Directors of the Company; (e) the Agreement and Plan of Merger dated as of December 16, 2007 among the Company, NOV Sub, Inc. and Grant Prideco, Inc. (the “Merger Agreement”); and (f) such other instruments and documents as we have deemed necessary or advisable for the purposes of this opinion; and (ii) such statutes, including the Delaware General Corporation Law (the “DGCL”), and regulations as we have deemed necessary or advisable for the purposes of this opinion. We have not independently verified any factual matter relating to this opinion.

National Oilwell Varco, Inc.
April 21, 2008

     In making our examination, we have assumed and have not verified that all signatures on documents examined by us are genuine, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies.
     Based on the foregoing and on such legal considerations as we deem relevant and subject to the qualifications and limitations set forth below, we are of the opinion that the Shares have been duly authorized and, when issued in accordance with the terms of the Merger Agreement, the Plans and the related agreements thereunder, as applicable, will be validly issued, fully paid and non-assessable.
     We express no opinion other than as to the federal laws of the United States of America and the DGCL (including the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting the foregoing). For purposes of this opinion, we assume that the Shares will be issued in compliance with all applicable state securities or Blue Sky laws.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC issued thereunder.
     Our opinion is rendered as of the date hereof, and we assume no obligation to update or supplement our opinion to reflect any change of fact, circumstance or law after such time.

Very truly yours,
/s/ Andrews Kurth LLP